Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5

Stephen F.X. O’Neill*†	Michael F. Provenzano
Alan H. Finlayson	Christian I. Cu*†◊	Telephone:	(604) 687-5792
Charles C. Hethey*Δ	Brian S.R. O’Neill*†◊	Facsimile:	(604) 687-6650
Northwest Law Group is an association of independent lawyers and law corporations.

File #0267
December 21, 2012

VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Coleman, Mining Engineer

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	Form 10-K for the fiscal year ended December 31, 2011 Filed March 30, 2012
	-	SEC Comment Letter Dated December 12, 2012
	-	SEC File No. 000-50033

On behalf of the Company, we hereby request a ten business day extension to respond to your letter dated December 12, 2012. The Company is working diligently to prepare an accurate response to your comments and expects to be able to file its response by January 11, 2013.

If you have any questions or wish to discuss this further, please contact the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

cc:	Ireland Inc.
Attn: Douglas D.G. Birnie, President & CEO Attn: Robert D. McDougal, CFO

*	Practising through O’Neill Law Corporation	◊	Also of the Nevada State Bar
Δ	Also of the New York State Bar	†	Also of the Washington State Bar